Exhibit 99.1

AMBOW EDUCATION HOLDING LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on November 17, 2017

To the Shareholders of

Ambow Education Holding Ltd.

Notice is hereby given that the Annual Meeting of the Shareholders of Ambow Education Holding Ltd. (the “Company”) will be held on November 17, 2017 at 10:00 a.m. local time at Huan Yu Tong Shang Building, 13F-1, No.59 Dunhua South Road, Section 2, Da' an District, Taipei, 10681, Taiwan, and at any adjourned or postponement thereof. The Annual Meeting is called for the following purposes:

1.	To elect each of Jin Huang and Yanhui Ma to serve on the Board of Directors of the Company as Class II directors until the 2020 annual meeting of shareholders of the Company or until their respective successors are duly appointed and qualified;

2.	To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the independent auditors of the Company for the fiscal year ending December 31, 2017 relating to financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”); and

3.	To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on October 11, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjourned or postponement thereof. Holders of the Company’s American depositary shares who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Annual Meeting in person. Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible.

We look forward to seeing as many of you as can attend at the Annual Meeting.

By Order of the Board of Directors,

Jin Huang
Chairman of the Board

October 16, 2017

AMBOW EDUCATION HOLDING LTD.

i

AMBOW EDUCATION HOLDING LTD.

PROXY STATEMENT

for

ANNUAL MEETING OF SHAREHOLDERS

To be held on November 17, 2017

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Ambow Education Holding Ltd. (the “Company,” “Ambow,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at Huan Yu Tong Shang Building, 13F-1, No.59 Dunhua South Road, Section 2, Da' an District, Taipei, 10681, Taiwan on November 17, 2017, at 10:00 a.m. local time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Company, at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043, Attn: KJ Tan. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. Holders of the Company’s American depositary shares (“ADS”) who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement and any additional material that may be furnished to shareholders. The date on which this Proxy Statement will first be mailed or given to the Company’s shareholders is on or about October 16, 2017.

Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following is information regarding the proxy material, annual meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.	This document serves as the Company’s Proxy Statement, which is being provided to Company shareholders of record at the close of business on October 11, 2017 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the 2017 Annual Meeting of Shareholders (“Annual Meeting”) on the items of business outlined in the Notice of Annual Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.	We have sent you this Proxy Statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about October 16, 2017 to all shareholders of record entitled to vote at the Annual Meeting.

Q.	Who may vote and how many votes my I cast?

A.	Only shareholders of record on the Record Date will be entitled to vote at the Annual Meeting. On the Record Date, there were 34,176,461 Class A ordinary shares outstanding and entitled to vote and 4,708,415 Class C ordinary shares outstanding and entitled to vote. Each Class A ordinary share is entitled to one vote on each matter and each Class C share is entitled to ten votes on each matter.

Q.	What am I voting on?

A.	You are being asked to vote to on the following matters:

•	To elect two Class III directors

•	To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the independent auditors of the Company for the fiscal year ending December 31, 2017 relating to financial statements prepared in accordance with GAAP; and

•	To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

If any nominee for director is unable or unwilling to serve, or if an item properly comes up for vote at the Annual Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, that person acting as proxy pursuant to the proxy card will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this Proxy Statement was printed, we were not aware of any matters to be voted on which are not described in this Proxy Statement.

Q.	How do I vote?

A.	You may either vote “For” or “Against” each of the nominees to the Board of Directors named herein and you may vote “For” or “Against” each of the other proposals, or “Abstain” from voting on such other proposals. Holders of the Company’s ADS who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A.

Q.	How does the Board recommend I vote?

A.	Our Board of Directors recommends that you vote:

•	FOR election of each of our two nominees for director; and

•	FOR ratification of the appointment of Marcum Bernstein & Pinchuk LLP as the independent auditor of the Company for the fiscal year ending December 31, 2017 relating to financial statements prepared in accordance with GAAP.

Q.	What if I change my mind after I vote via proxy?

A.	You may revoke your proxy at any time before your shares are voted by:

•	mailing a later dated proxy prior to the Annual Meeting;

•	delivering a written request in person to return the executed proxy;

•	voting in person at the Annual Meeting; or

•	providing written notice of revocation to the Company at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043, Attn: KJ Tan.

Q.	How many shares must be present to hold a valid meeting?

A.	For us to hold a valid Annual Meeting, we must have a quorum, which means that greater than 33.33% of our outstanding ordinary shares that are entitled to cast a vote are present in person or by proxy at the Annual Meeting. On the Record Date, there were 38,884,876 ordinary shares outstanding. Therefore, at least 12,960,329 shares need to be present in person or by proxy at the Annual Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?

A.	Each director shall be elected by a simple majority of the votes cast at the Annual Meeting. The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting is required for the ratification of the appointment of Marcum Bernstein & Pinchuk LLP as the independent auditors of the Company for the fiscal year ending December 31, 2017.

Q.	Who pays the cost for soliciting proxies?

A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.	Our reports on Forms 20-F and 6-K filed with the Securities and Exchange Commission (the “SEC”), and other publicly available information, should be consulted for other important information about the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of October 11, 2017 with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	all of our directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. The number of our shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this Proxy Statement, but excludes unvested restricted shares that will not vest within 60 days after the date of this Proxy Statement.

As of October 11, 2017, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 34,176,461 Class A ordinary shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C ordinary shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the Company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

	Shares beneficially owned						Percentage of votes held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary shares (%)	Number of Class C ordinary shares	Percentage of Class C ordinary shares (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on Class A ordinary shares beneficially owned (%)	Based on Class C ordinary shares beneficially owned (%)	Based on total ordinary shares beneficially owned (%)
Directors and Executive Officers
Jin Huang (2)(7)	638,012	1.87%	4,708,415	100%	5,346,427	13.78%	1.87%	100%	58.80%
Kia Jing Tan	-	-	-	-	-	-	-	-	-
Xuejun Xie	-	-	-	-	-	-	-	-	-
Jianguo Xue	-	-	-	-	-	-	-	-	-
Yigong Justin Chen	-	-	-	-	-	-	-	-	-
Ping Wu (3)	960,383	2.83%	-	-	960,383	2.48%	2.83%	-	1.18%
John Porter (4)	999,205	2.94%	-	-	999,205	2.58%	2.94%	-	1.23%
Ralph Parks	-	-	-	-	-	-	-	-	-
Yanhui Ma	-	-	-	-	-	-	-	-	-
Chiao-Ling Hsu	-	-	-	-	-	-	-	-	-

All executive officers and directors of the company as a group (10 persons)(5)	4,007,968	11.79%	4,708,415	100%	8,716,383	22.49%	11.79%	100%	62.95%

5% and Greater Shareholder
Investment entities affiliated with Baring Private Equity (6)	3,280,449	9.65%	-	-	3,280,449	8.48%	9.65%	-	4.05%
New Summit Global Limited	2,786,159	8.20%	-	-	2,786,159	7.20%	8.20%	-	3.44%
CEIHL Partners (I) Limited	3,420,375	10.06%	-	-	3,420,375	8.84%	10.06%	-	4.22%
CEIHL Partners (II) Limited	11,144,636	32.79%	-	-	11,144,636	28.80%	32.79%	-	13.75%

New Flourish Holdings Limited (8)	1,227,865	3.61%	4,288,415	91.08%	5,516,280	14.26%	3.61%	91.08%	54.41%-

Spin-Rich Ltd.	-	-	420,000	8.92%	420,000	1.09%	-	8.92%	5.18%

Note: Shares less than 1% of outstanding shares were not shown.

(1)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

(2)	Of the 638,012 Class A Ordinary Shares (i) 475,348 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited for the benefit of certain officers of the Company, and (ii) 162,664 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares.

(3)	The Class A ordinary shares are held by SummitView Investment Fund I, L.P and Changzhou SummitView Venture Fund, LLP. Mr. Wu disclaims beneficial ownership of all shares held by SummitView Investment Fund I, L.P., except to the extent of his pecuniary interest therein. The business address of Mr. Wu is Room 1101, Block E of Poly Plaza, No. 18 Dongfang Road, Shanghai 200120, China.

(4)	Mr. Porter is the sole director of China Education Investment Holding Limited (“CEIHL”). As the sole director, he has sole voting and dispositive power over the Class A ordinary shares held by CEIHL. In addition, CEIHL Partners (I) Limited holds 3,420,375 Class A ordinary shares and CEIHL Partners (II) Limited holds 11,144,636 Class A ordinary shares. Mr. Porter disclaims beneficial ownership over the shares held by these two entities, except to the extent of his pecuniary interest therein.

Mr. Porter, individually owns 135,226 Class A ordinary shares that are subject to vesting in his capacity as a Board member of the company.

(5)	Includes Class A ordinary shares, Class C ordinary shares and options to purchase Class A ordinary shares held by all of our directors and executive officers as a group.

(6)	Consists of 2,899,881 Class A ordinary shares held by Baring Private Equity Asia V Holding (4) Limited, and 380,568 Class A ordinary shares held by Campus Holdings Limited. Baring Private Equity Asia V Holding (4) Limited and Campus Holdings Limited each has its principal office at Columbus Center, 2nd Floor, Suite 210, Road Town, Tortola, British Virgin Islands. The Baring Asia Private Equity Fund V, L.P. and The Baring Asia Private Equity Fund V Co-Investment L.P. as the joint shareholders of Baring Private Equity Asia V Holding (4) Limited and Campus Holdings Limited, may be deemed to have acquired beneficial ownership of an aggregate of 3,280,449 Class A Ordinary Shares. Baring Private Equity Asia GP V Limited, as the general partner of Baring Private Equity Asia GP V, L.P., and Baring Private Equity Asia GP V, L.P., which in turn acts as the general partner of The Baring Private Asia Private Equity Fund V, L.P. and The Baring Asia Private Equity Fund V Co-Investment L.P., each may be deemed to have acquired beneficial ownership of an aggregate of 3,280,449 Class A Ordinary Shares. The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P. and Baring Private Equity Asia GP V Limited each has its principal office at P.O. Box 309, Ugland House Grand Cayman, KY 1-1104, Cayman Islands. Jean Eric Salata, as the sole shareholder of Baring Private Equity Asia GP V Limited, may be deemed to have acquired beneficial ownership of an aggregate of 3,280,449 Class A Ordinary Shares. Mr. Salata disclaims beneficial ownership of such shares except to the extent of his economic interest. Mr. Salata’s principal office is at 3801 Two International Finance Center, 8 Finance Street, Central, Hong Kong.

(7)	Of the 4,708,415 Class C Ordinary Shares (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish Holdings Limited for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish.

(8)	Dr. Jin Huang, as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares and the Class C Ordinary Shares owned by New Flourish. Dr. Huang disclaims beneficial ownership over the Class A Ordinary Shares, which are held for the benefit of certain officers of the Company.

As of October 11, 2017, approximately 38,884,876 of our ordinary shares were issued and outstanding. Citibank, N.A., the depositary, has advised us that, as of October 11, 2017, 2,660,941 ADS, representing 5,321,882 underlying ordinary shares were outstanding. The number of beneficial owners of our ADS in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors consists of six directors: Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, Mr. John Porter, Mr. Ralph Parks and Dr. Yanhui Ma.

We have a staggered board. The directors are divided into Class I, Class II and Class III, respectively. All of our directors are elected for three year terms.

No shareholder has the contractual right to designate persons to be elected to our Board of Directors, and our Memorandum and Articles of Association provides that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our Board of Directors.

The Board of Directors has nominated the persons identified under the caption Class III directors for election as directors, to serve until the 2020 annual meeting and their successors have been elected and qualified. If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying proxy intend to vote for any substitute whom the Board of Directors nominates.

Class I	Class II	Class III
R. Ralph Parks	Ping Wu(1)(2)	Jin Huang
Yigong Justin Chen(1)	John Robert Porter	Yanhui Ma(1)(2)

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors.

If a quorum is present at the Annual Meeting, the two Class III nominees for director receiving a majority of the votes properly cast for the election of directors at the Annual Meeting will be elected to our Board of Directors.

The following sets forth certain information with respect to our directors.

R. Ralph Parks has served as a member of our board of directors since May 2014. Mr. Parks is a former managing director of Merrill Lynch and general partner of Goldman Sachs. Mr. Parks is an independent non-executive director of the company. Mr. Parks is currently a managing director and Co-Founder of Gobi Capital, and a non-executive director of Siam Commercial Bank, Thailand, and Asia American Gas Limited, PRC.

Justin Chen has served a member of our board of directors since March, 2013. Mr. Justin Chen is a counsel at PacGate Law Group. He is a California licensed attorney and is qualified to practice before the United States Patent and Trademark Office. Justin Chen graduated from the University of Iowa, College of Law in 1998, with a Juris Doctor degree and graduated from Peking University, Department of Biochemistry with a bachelor’s degree in 1992 and obtained his Master of Biochemistry and Juris Doctor degrees, both from University of Iowa in 1995 and 1998, respectively.

Ping Wu has served a member of our board of directors since June, 2013. Dr. Ping Wu is the co-founder of SummitView Capital China Venture Capital Funds and has invested in more than 30 start-up companies since 2010. Prior to co-founding SummitView Capital, he was the co-founder and has served as President, Chief Executive Officer and Chairman of board of directors of Spreadtrum Communications Inc, a Nasdaq listed leading fables semiconductor provider in China with Advanced technology in 2G, 3G and 4G wireless communications standards, since its inception in April 2001.Dr.Ping Wu served as Senior Director at Mobilink Telecon Inc. from 1997 until 2001. Prior to 1997, Dr. Wu served as Sr. Design Manager of Trident Microsystems, Inc. Dr. Wu holds a Bachelor of Science degree in electrical engineering from Tsinghua University and a master degree and Ph.D. degree in electrical engineering from the China Academy of Aerospace Aerodynamics.

John Robert Porter has served as a member of our board of directors since May 2014. Mr. Porter is a non-executive director of the company. Mr. Porter is also a director of China Education Investment Holding Limited (“CEIHL”). Mr. Porter is an English businessman and philanthropist, best known as the grandson of Sir Jack Cohen, Founder of Tesco and son of Dame Shirley Porter. Mr. Porter obtained degrees from Oxford, the Institute d’Etudes Politiques in Paris, and Stanford University Business, where he is also on the advisory council.

Jin Huang has served as our President and Chief Executive Officer and as a member of our board of directors since our inception in August 2000. Dr. Huang has over 15 years of academic and industry experience in Silicon Valley. Prior to founding Ambow, Dr. Huang was a founding engineer at Avant!, where she was responsible for product design and engineering management. Dr. Huang holds a bachelor’s degree in Computer Science, a master’s degree in Computer Science and a Ph.D. in Electronic Engineering from the University of Electronic Science & Technology of China. From 1990 to 1993, Dr. Huang was doing research and completed her Ph.D. dissertation at the University of California, Berkeley.

Yanhui Ma joined the board of directors in May 2014. Dr. Ma is an independent non-executive director of the company. Dr. Ma has been involved in the creation, funding and development of several healthcare companies, especially joint venture corporations between China and the United States. Dr. Ma also served on the board of directors of several healthcare related corporations he founded or co-founded in the US and China, including Sinocare and SinoMed. Dr. Ma organized and co-founded the International Drug Delivery Society and served as Vice Chairman of the Society previously. He also served as the Vice President of US Silicon Valley Chinese Business Association.

The business address of each of our directors is Ambow Education Holding Ltd., 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043.

There are no family relationships among any of our directors and executive officers. None of our non-executive directors has any employment or service contract with the Company. We believe that each of the non-executive members of our Board of Directors, other than Mr. Porter, is an “independent director” as that term is used in the NYSE corporate governance rules.

Duties of Directors

In general, under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association then in effect. In certain limited circumstances, our shareholders have the right to seek damages through a derivative action in the name of the company if a duty owed by our directors is breached.

Committees of our Board of Directors

We have established an Audit Committee and a Compensation Committee. We have adopted a charter for each of these committees. These committees’ members and functions are briefly described below. As a Cayman Islands exempted company, we are not required to have a separate Nominating and Corporate Governance Committee of the Board. Our full Board of Directors will perform the functions performed by such committee.

Audit Committee

Our Audit Committee consists of Yigong Justin Chen, Ping Wu and Yanhui Ma, each of whom meets the independence standards of the NYSE and the SEC. Yigong Justin Chen is the Chairperson of our Audit Committee. Mr. Yanhui Ma serves as our Audit Committee financial expert. The responsibilities of our Audit Committee include, among other things:

•	Appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors, and, if appropriate, discharging our independent auditors;

•	Pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by our independent auditors;

•	Discussing with management and our independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

•	Reviewing and discussing reports from our independent auditors on (1) the major critical accounting policies to be used, (2) significant alternative treatments of financial information within the U.S. generally accepted accounting principles, or GAAP, that have been discussed with management, (3) ramifications of the use of such alternative disclosures and treatments, and (4) other material written communications between our independent auditors and management;

•	Resolving any disagreements between management and our independent auditors regarding financial reporting;

•	Establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	Reporting regularly to the full Board of Directors.

Compensation Committee

Our Compensation Committee consists of Dr. Yanhui Ma and Dr. Ping Wu, each of whom is an “independent director” as that term is used in the NYSE corporate governance rules. Ping Wu is the Chairperson of our Compensation Committee. Our Compensation Committee assists the Board of Directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The responsibilities of our Compensation Committee include, among other things:

•	Reviewing and recommending to our Board of Directors with respect to the total compensation package for our executive officers;

•	Reviewing and recommending to our Board of Directors with respect to director compensation, including equity-based compensation; and

•	Reviewing periodically and recommending to the Board of Directors with respect to any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has at any time been an officer or employee of ours or our subsidiaries. No interlocking relationship exists between our Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.

Director Compensation

On October 14, 2014, the Board of Directors granted restricted stock to each member of the Board who is not an employee of the Company. The numbers of shares of restricted stock granted to the Board were 811,359 shares. The awards vest at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. As of December 31, 2016, 225,337 shares of restricted stock vested that have been issued to the board members. During 2016, we did not pay any cash compensation to our non-employee directors. We do not provide our directors with any pension, retirement or similar benefits on termination.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE CLASS III NOMINEES.

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

EXECUTIVE OFFICERS

The table below sets forth the certain information relating to our executive officers.

Name	Age	Position

Jin Huang	51	President, Chief Executive Officer and Chairman of the Board
Kia Jing Tan	44	Chief Financial Officer
Xuejun Xie	51	Vice President, Public Relationship and Legal Affairs
Jianguo Xue	51	Vice President, Sales
Chiao-Ling Hsu	47	Chief Operating Officer

Jin Huang has served as our President and Chief Executive Officer and as a member of our board of directors since our inception in August 2000. Dr. Huang has over 15 years of academic and industry experience in Silicon Valley. Prior to founding Ambow, Dr. Huang was a founding engineer at Avant!, where she was responsible for product design and engineering management. Dr. Huang holds a bachelor’s degree in Computer Science, a master’s degree in Computer Science and a Ph.D. in Electronic Engineering from the University of Electronic Science & Technology of China. From 1990 to 1993, Dr. Huang was doing research and completed her Ph.D. dissertation at the University of California, Berkeley.

Kia Jing Tan, FCPA(Aust.), FCA (Singapore) joined Ambow as its Corporate Controller in December 2008. In March 2011, Kia Jing Tan was promoted to the position of Vice President, Finance. In July 2012, Kia Jing Tan was further promoted to the position of Acting Chief Financial Officer. In May 2015, Kia Jing Tan has started to serve as our Chief Finance Officer of Ambow Education Group. Kia Jing Tan has more than ten years’ working experience with Big Four accounting firms in both China and Singapore. He was with KPMG Shanghai from December 2002 to September 2005 and with PricewaterhouseCoopers Shanghai from October 2005 to November 2008. Prior to joining Ambow, he worked as a Senior Audit Manager in PricewaterhouseCoopers’ Shanghai office. Kia Jing Tan holds a Bachelor of Commerce degree in accounting from Deakin University, Australia. Kia Jing Tan is a Fellow Certified Practicing Accountant (FCPA) with CPA Australia and Fellow Chartered Accountant of Singapore (FCA).

Xuejun Xie has served as our Vice President, Human Resources and Administration since 2000. Prior to joining Ambow, Ms. Xie taught biology at Sichuan Normal University from July 1988 to October 1999. Ms. Xie holds a bachelor’s degree in biology from East China Normal University.

Jianguo Xue has served as our Vice President, Sales in charge of degree schools since December 2003. Prior to joining Ambow, Mr. Xue served as a Managing Director of Clever Software Group and Executive President of Heilongjiang Clever Networks Co., Ltd., a software company listed in China, from July 1993 to November 2003. Mr. Xue holds a bachelor’s degree in English Language and Literature from Beijing Foreign Studies University and a master’s certificate in English linguistics from Beijing Normal University.

Chiao-Ling Hsu has served as our Chief Operating Officer in June 2015. Ms. Hsu has over 15 years of operating and management experience in the education industry. Since 2011, she has served as Chief Executive Officer of Hwa Kang Foundation, and as Executive Director of the Innovative Biz Group in the School of Continuing Education (SCE) at Chinese Culture University in Taipei. From 2012 to 2014, Ms. Hsu also was Vice Chairperson at the Center For Credentialing & Education in Greensboro, North Carolina in the United States. Previously, Ms. Hsu held several positions in the SCE at Chinese Culture University, including Chief Operating Office, Director of the Customer Contact Center, and Director of the E-learning Development Center. Ms. Hsu is a graduate of Chinese Culture University, and also holds a Master of Business Education from New York University.

The business address of each of our executive officers is Ambow Education Holding Ltd., 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043.

There are no family relationships among any of our directors and executive officers.

Terms of Executive Officers

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

Compensation of Executive Officers

During the fiscal year ended December 31, 2016, the aggregate cash compensation that we paid to our executive officers as a group was RMB 5.7 million (US$ 0.8 million), which includes bonuses, salaries and other benefits that were earned in 2015 and paid in 2016. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees.

As of December 31, 2016, options to purchase an aggregate of 119,896 Class A ordinary shares under 2010 Equity Incentive Plan had been granted to our executive officers. The exercise price of such equity awards was US$0.4749 per ordinary share and have expiration dates ranging from August 25, 2018 to February 24, 2021.

For detailed share-based compensation of our executive officers, please refer to our Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC.

Employment Agreements

Service Agreement with Dr. Jin Huang

We entered into a service agreement dated August 28, 2007 with Dr. Jin Huang, our Chief Executive Officer. The initial employment term under this service agreement is two years, which will automatically be extended by successive periods of twelve months, unless we or Dr. Huang gives the other party a written notice three months prior to the commencement of the next twelve month period indicating that the notifying party does not wish to extend the employment term, in which case the employment term will expire at the end of such three month notice period.

In the event that we terminate Dr. Huang’s employment for cause, or if Dr. Huang voluntarily resigns (other than a resignation for good cause following a change of control), Dr. Huang will not be entitled to receive any severance benefits; provided, that Dr. Huang will be able to exercise any vested and unexercised awards under our equity incentive plans in accordance with the terms set forth therein.

In the event that we terminate Dr. Huang’s employment under circumstances other than a change of control and for any reason other than for cause or voluntary termination, or if within 24 months after a change of control Dr. Huang is involuntarily terminated (other than for cause) or voluntarily resigns for good cause, Dr. Huang will be entitled to certain severance benefits, including:

•	A lump sum payment consisting of: (i) an amount equal to one time Dr. Huang’s then annual salary; (ii) a prorated bonus based on target opportunity for the year; and (iii) an amount equal to 12 months’ housing allowance;

•	The right to exercise any and all unexercised stock options granted under our equity incentive plans in accordance with their terms, as if all such unexercised stock options were fully vested, within one year of the effective date of such termination; and

•	Any other bonus amounts or benefits to which Dr. Huang may be entitled under any of our benefit plans.

Pursuant to the service contract, Dr. Huang also has agreed to certain non-competition undertakings during the term of her employment and for a period of one-year following any termination of her employment. These non-competition undertakings include that Dr. Huang may not, during the one-year period following any termination of her employment, (i) solicit or entice away any of our clients or prospective clients, (ii) have any business dealings with any of our clients or prospective clients, (iii) solicit or entice away any individual who is employed by us as a director or in a managerial, executive or technical capacity, or employ or engage any such individual, or (iv) carry on, set up, be employed, engaged or interested in a business anywhere in the PRC which is in competition with our business as of the termination date. These non-competition undertakings will not prohibit Dr. Huang from seeking or doing any business that is not in direct or indirect competition with our business, nor will they prevent Dr. Huang from holding shares or other capital not amounting to more than 5% of the total issued share capital of any company which is listed on a regulated market. Dr. Huang is entitled to receive one-half her annual base salary over the post-termination non-competition period as consideration for her non-competition undertakings, which are subject to our making such payments.

“Cause” means that Dr. Huang habitually neglects her duties to us or engages in gross misconduct during the term of the service agreement and “gross misconduct” means her misappropriation of funds, securities fraud, insider trading, unauthorized possession of corporate property, the sale, distribution, possession or use of a controlled substance, conviction of any criminal offense or entry of a plea of nolo contendere (or similar plea) to a charge of such an offense or a breach of the service agreement and failure to cure such breach within ten days after written notice thereof.

“Good cause” means, without Dr. Huang’s express prior written consent, (i) she is assigned duties materially inconsistent with her position, duties, responsibilities, or status with the company which substantially vary from that which existed immediately prior to the change of control, and such reassignment is not directly related to her incapacity, disability or any “cause”; (ii) she experiences a change in her reporting levels, titles, or business location (more than 50 miles from her current business location or residence, whichever is closer to the new business location) which substantially varies from that which existed immediately prior to the change of control, and such change is not directly related to her incapacity, disability or any “cause”; (iii) she is removed from any position held immediately prior to the change of control, or if she fails to obtain reelection to any position held immediately prior to the change of control, which removal or failure to reelect is not directly related to her incapacity or disability, “cause” or death; (iv) she experiences a reduction in salary of more than ten percent below that which existed immediately prior to the change of control, and such reduction is not directly related to her incapacity, disability or any “cause”; (v) she experiences an elimination or reduction of any employee benefit, business expenses, reimbursement or allotment, incentive bonus program, or any other manner or form of compensation available to her immediately prior to the change of control and such change is not otherwise applied to others in the company with her position or title and is not directly related to her incapacity, disability or any “cause”; or (vi) we fail to obtain from any successor, before the succession takes place, a written commitment obligating the successor to perform the service agreement in accordance with all of its terms and conditions.

“Change in control” means (i) any merger, consolidation, or sale of the company such that any individual, entity or group acquires beneficial ownership of 50 percent or more of our voting capital stock, (ii) any transaction in which we sell substantially all of our material assets, (iii) our dissolution or liquidation, (iv) any change in the control of the composition of our board of directors such that the shareholders who as of the date of the service agreement controlled the composition of our board of directors shall cease to have such control, or (v) there has occurred a “change of control”, as such term (or any term of like import) is defined in any of the following documents which is in effect with respect to us at the time in question: any note, evidence of indebtedness or agreement to lend funds to us, any option, incentive or employee benefit plan of us or any employment, severance, termination or similar agreement with any person who is then our employee.

Employment Agreements with our other Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period subject to renewal. We may terminate employment with or without cause in accordance with the Labor Contract Law of the PRC and the applicable PRC regulations. As stipulated under the applicable laws, we may be required to provide severance compensation as expressly required by applicable law. In certain cases, in the event of termination without cause, we are also required to provide severance compensation in accordance with the terms of the applicable employment agreement.

Confidential Information and Invention Assignment Agreements

We have also entered into a confidential information and invention assignment agreement with each of our executive officers. We require all of our employees to execute the same confidential information and invention assignment agreement or an agreement on substantially similar terms. Under the terms of the agreement, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without written authorization, any confidential information. Confidential information does not include any information which has become publicly known and made generally available through no wrongful act of our executive officers. Each executive officer has also agreed during such officer’s term of employment not to improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity unless consented to in writing by such employer, person or entity. In addition, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us, all right, title and interest in and to, any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registerable under copyright or similar laws, which such executive officer may solely or jointly conceive, develop or reduce to practice or cause to be conceived, developed or reduced to practice, during the period of employment. Furthermore, each executive officer has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the 12 month period immediately following such executive officer’s termination of employment.

Equity-Based Compensation Plans

2010 Equity Incentive Plan

Our board of directors adopted our 2010 Equity Incentive Plan in March 2010 and our shareholders approved such plan in June 2010.

Our 2010 Equity Incentive Plan provides for the grant of ISOs to our employees and any parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and any of our parent and subsidiary corporations’ employees and consultants.

Share reserve. The maximum aggregate number of our ordinary shares that may be issued under our 2010 Equity Incentive Plan is 633,333 Class A ordinary shares plus (i) any shares that, as of the completion of our IPO, have been reserved but not issued pursuant to awards granted under our 2005 Stock Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to awards granted under the 2005 Stock Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Stock Plan that are forfeited to or repurchased by the company, with the maximum number of shares to be added to the 2010 Equity Incentive Plan pursuant to clauses (i) and (ii) above equal to 333,333 Class A ordinary shares. In addition, our 2010 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2011 fiscal year, equal to the least of:

•	5% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

•	833,333 Class A Ordinary Shares; or;

•	Such lesser number as our board of directors may determine.

Shares issued pursuant to awards under the 2010 Equity Incentive Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Equity Incentive Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Equity Incentive Plan.

Administration. Our Board of Directors or a committee of our Board of Directors administers our 2010 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2010 Equity Incentive Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m). Subject to the provisions of our 2010 Equity Incentive Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the 2010 Equity Incentive Plan and to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

Options. The administrator may grant ISOs or NSOs under our 2010 Equity Incentive Plan. The exercise price of options granted under our 2010 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three months following termination (or twelve months in the event of a termination due to death or disability). However, in no event may an option be exercised later than the expiration of its term.

Share appreciation rights. Share appreciation rights may be granted under our 2010 Equity Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2010 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted shares. Restricted shares may be granted under our 2010 Equity Incentive Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted share awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted share units. Restricted share units may be granted under our 2010 Equity Incentive Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of an ordinary share. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance units and performance shares. Performance units and performance shares may be granted under our 2010 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability. Unless the administrator provides otherwise, our 2010 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Equity Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Change in control transactions. Our 2010 Equity Incentive Plan provides that in the event of our merger or change in control, as defined in the 2010 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, except that if the successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for each outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment and Termination. Our 2010 Equity Incentive Plan will automatically terminate in 2020, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2010 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

On June 26, 2015, we made an exchange offer to our employees to exchange all outstanding options to purchase shares of Ambow’s Class A ordinary shares granted under our 2005 Stock Plan and granted on or prior to November 19, 2011 under our 2010 Equity Incentive Plan, that have an exercise price per share greater than $0.4749 (“Eligible Options”), which price is based upon the 30 days’ average trading price of the company’s Class A ordinary shares as of May 11, 2015, as approved by the Company’s board members, for new options to be issued under our 2010 Equity Incentive plan with following terms:

•	Each Eligible Options could be exchanged, on a one-for-one basis, for the grant of a new option to purchase shares of Ambow’s Class A ordinary shares under the 2010 Equity Incentive Plan (“New Option”);

•	Each New Option would be issued under the 2010 Equity Incentive Plan and would have an exercise price equal to $0.4749, which price is based upon the 30 days’ average trading price of the company’s Class A ordinary shares as of May 11, 2015; and

•	Each New Option would have a vesting schedule that was the same as the Eligible Option. Any Eligible Options that already vested could be exchanged for New Options that were immediately vested. Vesting of New Options is conditioned on the continued employment of the employees with us through each applicable vesting date.

The following table summarizes, as of December 31, 2016, the share options and other equity awards granted to our executive officers under our 2010 Equity Incentive Plan or pursuant to other arrangements approved by our Board of Directors, after our reverse share split was completed on August 17, 2015:

Name	Ordinary Shares Underlying Options Granted & Restricted Shares			Exercise Price (US$/Share)		Date of Grant (Original)	Date of Grant (New)	Date of Expiration
Dr. Jin Huang	(1)	98,566		US$	0.4749	02/25/10	06/26/15	02/24/20

Tan Kia Jing	(1)		*	US$	0.4749	02/10/09	06/26/15	02/09/19
	(1)		*	US$	0.4749	02/25/10	06/26/15	02/24/20
	(1)		*	US$	0.4749	02/25/11	06/26/15	02/24/21

Xuejun Xie	(1)		*	US$	0.4749	08/26/08	06/26/15	08/25/18
	(1)		*	US$	0.4749	02/25/10	06/26/15	02/24/20
	(2)		*	US$	-	-	05/18/15	-

Jianguo Xue	(1)		*	US$	0.4749	08/26/08	06/26/15	08/25/18
	(1)		*	US$	0.4749	02/25/10	06/26/15	02/24/20
	(2)		*	US$	-	-	05/18/15	-

Chiao-Ling Hsu	(2)		*	US$	-	-	05/18/15	-

*	Less than 1% of the outstanding ordinary shares
(1)	Share options
(2)	Restricted shares

As of December 31, 2016, options granted to employees (including the executive officers as mentioned above) to purchase 226,696 shares of ordinary shares and to non-employees to purchase 29,921 shares of ordinary shares were outstanding, and options to purchase 939,177 ordinary shares were still available for future grants. It is the Company’s policy to issue new shares upon share option exercise.

Restricted Stock Awards

On May 18, 2015, the Board of Directors granted 86,473 shares of the restricted stock to existing employees whose old options expired by their terms. All restricted stock subject to this award fully vested as of May 18, 2015.

On May 18, 2015, the Board of Directors granted 510,000 shares of the restricted stock to employees and new hires. Twenty-five percent of the awards shall vest on the one year anniversary of the grant date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service through each vesting date. During 2016, 201,875 shares of restricted stock that have been issued were vested.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Code of Ethics

We adopted a Code of Business Conduct and Ethics in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K, which is applicable to all of our directors, officers and employees. The Code of Business Conduct and Ethics is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A printed copy of the Code of Business Conduct and Ethics may be obtained free of charge by writing to 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043 and is available on our website at www.ambow.com.

Related Party Transactions

PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine and foreign ownership of Internet content business in China.

We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs (variable interest entities). Our VIEs and their respective subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring and training centers, K-12 schools and career enhancement training centers. These contractual arrangements enable us to:

•	Exercise effective control over our VIEs and their respective subsidiaries;

•	Receive a substantial portion of the economic benefits from our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided to our VIEs and their respective subsidiaries; and

•	Have an exclusive option to purchase all or part of the equity interests in our VIEs, in each case when and to the extent permitted by applicable PRC law.

Our subsidiaries and VIEs’ subsidiaries have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

See “Item 4.C — Information on the Company — Organizational Structure” contained in our Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC for a summary of these contractual arrangements.

As of December 31, 2016, we had RMB 1.8 million due from certain related parties and owed RMB 7.7 million to certain related parties. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties, please see our Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC. We do not believe that such transactions with the related parties require approval from the government.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed Marcum Bernstein & Pinchuk LLP as independent auditors to audit the financial statements of the Company for the year ending December 31, 2017 relating to financial statements prepared in accordance with GAAP, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of Marcum Bernstein & Pinchuk LLP is expected to be present at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and the shareholders’ best interests.

Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP our independent registered public accounting firm for 2015 and 2016. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the year ended December 31,
	2015	2016
	(U.S. dollars in millions)
Audit fees	1.3	0.7

“Audit fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

Audit Committee Pre-Approval

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). All of the services described above were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF MARCUM BERNSTEIN & PINCHUK LLP AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2017.

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

A copy of our Annual Report on Form 20-F for the year ended December 31, 2016, including the financial statements thereto has been filed with the SEC and is available at http://www.sec.gov. Requests for additional copies of the Proxy Statement should be directed to the Company at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043, Attn: KJ Tan. Proxy materials are also available on the Company website at: www.ambow.com.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors of the Company at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual reports and other documents with the SEC. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By Order of the Board of Directors,

/s/ Jin Huang
President and Chief Executive Officer

October 16, 2017

ANNUAL MEETING OF SHAREHOLDERS OF

 AMBOW EDUCATION HOLDING LTD.

NOVEMBER 17, 2017

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at: www.ambow.net

Please sign, date and mail your proxy card in the envelope provided promptly.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE CLASS II DIRECTORS AND “FOR” PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Jin Huang or KJ Tan, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at Huan Yu Tong Shang Building, 13F-1, No.59 Dunhua South Road, Section 2, Da' an District, Taipei, 10681, Taiwan on November 17, 2017 at 10:00 a.m., local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

1.	ELECTION OF DIRECTORS:		NOMINEES:
	☐	FOR ALL NOMINEES	Jin Huang
Yanhui Ma
	☐	AGAINST ALL NOMINEES
	☐	FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

2.	RATIFICATION OF INDEPENDENT AUDITORS	FOR	AGAINST	ABSTAIN
		☐	☐	☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed. If no direction is given, this proxy will be voted in favor of Items 1 and 2. Holders of the Company’s American depositary shares (“ADS”) who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A. We encourage you to provide instructions to Citibank, N.A. if you hold ADS.

Signature of Shareholder	Date
Signature of Shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.